Sandesh Mahatme Sarepta Therapeutics, Inc. 215 First Street, Suite 7, Cambridge, MA 02142

December 13, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jim B. Rosenberg

Re:	Sarepta Therapeutics, Inc.

Form 10-K for Fiscal Year Ended December 31, 2012

Filed March 15, 2013

Form 10-Q for the Quarterly Period Ended June 30, 2013

Filed August 8, 2013

File No. 001-14895

Dear Mr. Rosenberg:

This letter is to confirm the receipt of your letter dated November 25, 2013 (the “SEC Comment Letter”) regarding the Sarepta Therapeutics, Inc. (the “Company”) filings referenced above. Per your request during our phone conversation on December 12, 2013, the Company believes that it will be able to provide you with a response to the SEC Comment Letter on or before December 24, 2013.

We respectfully request that all future communications to me or to the Company from the Securities and Exchange Commission also include a copy to the Company’s General Counsel, Ty Howton at THowton@Sarepta.com.

Please do not hesitate to contact me at 1-857-242-3704 or SMahatme@Sarepta.com with any questions or comments you may have.

Very truly yours,

/s/ Sandesh Mahatme

cc:	Ty Howton